Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
DeKalb Bankshares, Inc.

We consent to the inclusion of our Report dated January 19, 2006 relating to the consolidated balance sheets of DeKalb Bankshares, Inc. at December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years ended December 31, 2005 and 2004 in this Pre-Effective Amendment No. 1 to the Form S-4 filing by First Community Corporation registering the offering of First Community Corporation common stock in connection with the proposed merger of First Community Corporation with DeKalb Bankshares, Inc.

s/Elliott Davis, LLC
Columbia, South Carolina
April 19, 2006